December 10, 2007

Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549, Mailstop 4561

Re:	Electronic Arts Inc.

Form 10-K for the Fiscal Year Ended March 31, 2007

Form 8-K Filed on August 1, 2007

File No. 000-17948

Dear Mr. Krikorian:

We are submitting this letter in response to the Staff’s comment letter dated November 7, 2007 concerning the filings listed above. The numbering of the paragraphs below corresponds to the numbering of the Staff’s November 7, 2007 comment letter, which, for your convenience, we have incorporated into this response in italics.

Form 10-K for the fiscal year ended March 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 31

Revenue Recognition, Sales Returns, Allowances and Bad Debt Reserves, page 32

1.	You indicate in response to prior comment number 1 that for approximately 22 million of the 35 million copies of online-enable software games, you charged a separate fee for the online service. Clarify your statement that you “charged a separate fee for the online service” for these 22 million copies. Explain how the approximately two million online registrations that were completed during fiscal 2007 for which you collected directly or indirectly a $2.00 fee relates to the 22 million copies you indicate you charged a separate fee for. Tell us the total amount of consideration received for online services related to all 22 million copies. Additionally, explain how the $2.00 fee charged for online services is a separate sale apart from the software such that you were able to establish VSOE of fair value for the online services. Provide management’s analysis relied upon to arrive at your conclusion including authoritative accounting guidance considered.

EA’s Response

We advise the Staff that with respect to the 35 million copies of online-enabled games we sold during fiscal 2007:

•	we offered the online service for free with respect to approximately 13 million copies of these games; and

•	we offered the online service for a separate $2.00 fee with respect to approximately 22 million copies of these games:

•

Consumers that purchased approximately 2 million copies elected to separately purchase the online service for which we collected a $2.00 fee. Accordingly, we received approximately $4 million in total consideration for the online service (i.e., we received a $2.00 fee for each of the 2 million copies for which consumers elected to purchase the online service).

•	Consumers that purchased the remaining 20 million copies chose not to purchase the online service and therefore were unable to use the online service.

We believe it is appropriate to view the $2.00 fee charged for the online service as a separate sale apart from the sale of the game because the online service has value to our customers on a stand-alone basis such that it should be viewed as a discrete element of the accounting arrangement in accordance with Statement of Position No. 97-2, Software Revenue Recognition (“SOP 97-2”). In this regard, we note that:

•	The games were designed to be played with or without an internet connection and, therefore, the online service was not essential to the functionality of the software.

•	In order to utilize the online service for the 22 million copies of games for which we offered the online service for a fee, consumers were required to engage in two separate transactions:

•	first, they had to purchase the software to play the game; and

•	second, they were required to complete an online registration and directly or indirectly pay an additional $2.00 in order to utilize the online service.

Please see our response to comment 2 below for management’s analysis of how we established vendor specific objective evidence (“VSOE”) of fair value for the online service.

2.	Your response to prior comment number 1 does not provide adequate support as to why the price charged when the online service was sold separately in the two million online registrations in fiscal 2007 was sufficient to establish VSOE of fair value for the online service. Provide management’s analysis that you had a sufficient history of subsequently selling the online services at an established price to conclude that VSOE of fair value existed in accordance with paragraph 10 of SOP 97-2. Tell us when you began to offer online-enabled games, when you began to charge an incremental separate fee for the online service, and when you were able to establish VSOE for the online service. Explain why the two million sales used to establish VSOE is substantive. In this regard, we note your response in prior comment number 3 where you estimate that less than 10% of the consumers who purchased an online-enabled game for which you offered the related online service — regardless of whether you separately charged a fee — actually used the online service. Your response should explain how this amount of consumer interest impacted management’s conclusion on VSOE of fair value for the online service.

EA’s Response

We advise the Staff that we have been selling online-enabled games since the late 1980s; however, prior to fiscal 2001, online-enabled games did not require a matchmaking service in order to be played online nor did we provide such a service. In fiscal 2001, we began to offer a matchmaking service for selected games that required such a service if a consumer wished to play another consumer via the internet for the personal computer, and in fiscal 2003, for selected games for the Playstation 2. Prior to fiscal 2006, we believe the number of consumers who actually played these games and utilized the online service was extremely low (we estimate less than 3% of all online-enabled games sold) due to a variety of factors, including: lower levels of broadband internet service; the fact that until the Fall of 2004 the Playstation 2 was not sold as online-enabled (consumers were required to purchase from Sony a separate network adapter to connect to the internet); and general market awareness of, and interest in, online multi-player gameplay was relatively low. Beginning in fiscal 2006, we expected an increase in consumer interest for online-enabled games that required a matchmaking service for several reasons, including: higher demand for broadband internet service; growth in the number of online-enabled Playstation 2 consoles that did not require a separate network adapter; and the recent release of the PlayStation Portable, as well as the anticipated release of the next-generation consoles, all of which were expected to be heavily marketed and sold as online-enabled. As a result of these factors, we began to significantly expand our online-enabled game lineup and to charge a separate fee for the online service in fiscal 2006.

We further advise the Staff that, for purposes of establishing VSOE for the online service in accordance with paragraph 10 of SOP 97-2, we determined that:

•	the $2.00 fee we charged was substantive, reasonable, and reflective of market conditions;

•

the $2.00 fee was applied consistently to all 22 million applicable transactions (i.e., consumers of all 22 million games were required, directly or indirectly, to pay an additional $2.00 fee to use the online service);

•

the 22 million online-enabled games for which consumers were required to pay an additional $2.00 fee to use the service was a sufficiently large amount in relation to the 13 million online-enabled games for which we did not separately charge a fee; and

•	the 2 million actual separate sales of the online service was a significantly large enough volume of transactions upon which to conclude that we had VSOE for the service.

In reaching this determination, we noted the following:

•	As with all pricing decisions, the $2.00 price point was established by our management team based on a variety of factors, including:

•

Our assessment of the market’s interest in the service. Our historical experience with online-enabled games indicated that only a relatively small number of consumers that bought an online-enabled game would play online. However, we believed that market conditions were shifting toward stronger consumer interest in online-enabled games, such that we could begin to charge a separate fee for this service in fiscal 2006.

•

Our assessment of the market’s perception of the value of the service in relation to the total price of the game. We noted that other independent video game publishers did not charge a fee for similar online matchmaking services they provide for the PC and the Sony platforms. In addition, we noted that Microsoft charged a flat fee of approximately $50 per year for its Xbox Live online service, which provides consumers the ability to play online more than 100 separately-purchased online-enabled games (including games by EA and other independent video game publishers). Because the Xbox Live service supported all online-enabled games for the Xbox and Xbox 360, the flat fee that Microsoft charged represented a fee of less than $1.00 per game. For a description of Microsoft’s current Xbox Live Gold service that features matchmaking, please see http://www.xbox.com/en-US/live/memberships/default.htm.

•

Our cost to provide the online service. The total cost of providing the online service for each online-enabled game sold, including the cost of servers and credit card transaction fees, was less than $2.00 per online registration.

•

We did not base the amount of the online service fee on the characteristics of either the game sold or the nature of the consumer. In all cases for which we charged a separate fee to utilize the online service, the price charged was the same – $2.00. This charge model applied to nearly two-thirds of all online-enabled games sold in fiscal 2007 (22 million games out of the 35 million online-enabled games sold, or 63%).

•

We estimate that less than 3.5 million consumers of these online-enabled games sold in fiscal 2007 actually elected to use the online service. More than half of these consumers elected to pay, directly or indirectly, the separate $2.00 fee to utilize the online service (i.e., approximately 2 million consumers were required to pay the $2.00 fee in order to use the online service; the remaining consumers (estimated to be less than 1.5 million) used the online service in connection with online-enabled games for which we did not charge a fee).

The 2 million separate sales of the online service (out of a total potential of 22 million) represent a material volume of transactions (9% of all online-enabled games sold for which we offered the online service for a separate fee, and more than 50% of all online usage), which supported our conclusion that $2.00 was the fair value of the online service.

3.	You disclose in your response to prior comment number 2 that the nature of, and the service period for, your online service is substantially the same in all online enabled games. Clarify your use of the phrase “substantially the same.” In this regard, confirm whether all 35 million copies of online-enabled software games include the same online services (e.g., matchmaking, roster updates, tournaments and player rankings). In your response, provide the titles of the online-enabled software games and tell us which specific online services are available for each title. To the extent that the services are different, explain the impact on using the two million separate sales of online services as sufficient evidence to establish VSOE.

EA’s Response

We advise the Staff that our use of the phrase “substantially the same” was intended to convey the fact that, while matchmaking was the fundamental service common to all of the online-enabled games, insignificant differences in the online service related to the nature of a specific game may exist (e.g., the specific online features in a football game may differ from the specific online features in a racing game). Matchmaking was the fundamental, core and required aspect of the online service that was common to all of the 35 million online-enabled games we sold. Without matchmaking, consumers would not be able to engage in online multi-player gameplay. While we may have provided other features as part of the online service, we typically did not emphasize them in our marketing efforts, we believe that consumers do not place meaningful value on them, and therefore considered them to be merely ancillary to the matchmaking service and not separate elements of the arrangement. Therefore, we accounted for all games with a matchmaking service as having the same online service element for revenue recognition purposes. Because we treat all games with a matchmaking service as having the same online service element, we have not included a list of all titles of online-enabled games or other specific online features available for each title. However, we can provide this information by supplemental correspondence if it would assist the Staff in its review.

Consolidated Statements of Operations, page 64

4.	We note from your response to prior comment number 3 that you believe the use of fiscal 2007 VSOE of fair value rates to estimate the fair value of fiscal 2008 online services for presentation purposes is appropriate given that the nature of the products sold and the online service offered is essentially the same. Tell us why you believe these historical sales are indicative of the fair value of online services in the current year’s competitive environment. We note from your response to comment number 3 of our letter dated August 15, 2007 that you intend to continue to utilize in the future the fiscal 2007 VSOE of fair value rates to separately present the software product and online hosting service revenue on the face of the consolidated statements of operations in accordance with the guidance of Rule 5-03(b). Tell us how long you intend to apply this methodology in the future and why it is an appropriate methodology beyond fiscal 2008, if that is your intention.

EA’s Response

We believe that $2.00 continues to be indicative of the fair value of the online service we offer in connection with our online-enabled games. In this regard, we note that the nature of the service has not changed in any meaningful way since fiscal 2007 – matchmaking continues to be the fundamental, core and required feature of the online service. We also note that, while Microsoft continues to charge a fee for its Xbox Live online service, other independent video game publishers continue to not charge consumers a fee to utilize the online services they provide for their games for the PC and Sony platforms. Given this competitive environment, we believe that we would be at a competitive disadvantage in fiscal 2008 if we had continued to charge consumers a separate fee for the online service, despite the fact that the nature of the online service is substantially similar to that provided in fiscal 2007. Looking at the remainder of and beyond fiscal 2008, if the nature, prevalence, and consumers’ perceived value of the online service change such that we no longer believe that $2.00 is either indicative of the fair value of the online service or a reasonable estimate of that value, we will revisit our analysis and, if appropriate, adjust our presentation.

Form 8-K filed August 1, 2007

Exhibit 99.1

5.	We note your response to prior comment 4. We believe that if you choose to continue to present this non-GAAP measure that you should provide transparent disclosure of the calculations of such measures. Your discussion of the usefulness of adding back the change in deferred revenue should clearly indicate that certain items are included in your non-GAAP measure for the current period, while these items were not included in the comparable prior period presented.

EA’s Response

We note the Staff’s comment and will revise future disclosure to indicate more clearly that our non-GAAP financial measures from prior to fiscal 2008 have not been revised to reflect the impact of the change in deferred net revenue (packaged goods and digital content).

*    *    *

We trust this response addresses the Staff’s concerns raised in its November 7, 2007 comment letter. We look forward to discussing any remaining items of concern with the Staff as soon as possible. If you have any questions, please do not hesitate to contact me at (650) 628-7768.

Sincerely,

/s/ Kenneth A. Barker
Kenneth A. Barker
Chief Accounting Officer

cc:	Melissa Walsh

Jason Niethamer

Securities and Exchange Commission

Warren C. Jenson

Stephen G. Bené, Esq.

Electronic Arts Inc.

Robert Plesnarski

O’Melveny & Myers LLP

Laurie Mullen

KPMG LLP